                                                                      EXHIBIT 91

                             CHASE SECURITIES INC.
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017

                            THE CHASE MANHATTAN BANK
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017

                                                                 August 22, 1997

              ITT Promedia Commanditaire Vennootschap op Aandelen
                            Senior Credit Facilities

                               COMMITMENT LETTER

ITT Promedia Commanditaire Vennootschap op Aandelen
Antwerp Tower
5 de Keyserlei B7
B-2018
Antwerp, Belgium

Attention: Marc Goegebuer, Chief Financial Officer

Ladies and Gentlemen:

     ITT Corporation ("ITT") has informed Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase") that it intends to (i) refinance (the "Refinancing") approximately $2,000,000,000 par amount of public indebtedness and a certain amount of other indebtedness of ITT and its subsidiaries, (ii) repurchase (the "Repurchase") approximately $2,100,000,000 of its capital stock and (iii) subsequent to the Refinancing and Repurchase, spin-off (collectively, the "Spin-Offs") to its shareholders its education services and hotels and gaming businesses. In order to finance a portion of the Refinancing and the Repurchase, ITT Promedia Commanditaire Vennootschap op Aandelen (from time to time referred to herein as "Promedia" or the "Borrower") has requested CSI arrange and Chase commit to provide to it the Promedia Senior Credit Facilities more particularly described below and on the Promedia Senior Credit Facilities Term Sheet (as defined below) attached hereto, the net proceeds of which (after paying related fees and expenses) would be distributed to ITT. The Refinancing, the Repurchase and the Spin-Offs, collectively with the other transactions described herein and the financing thereof with the proceeds of the Promedia Senior Credit Facilities and the other contemplated credit facilities and note offerings, are referred to herein as the "Transactions". References herein to "ITT" are to ITT Corporation (to be renamed ITT Information Services, Inc.) after giving effect to the Transactions.

     In connection with the Transactions, Promedia will continue to be owned by ITT World Directories, Inc. ("ITTWD") and will be organized so that Promedia is a company for Belgian tax purposes. ITTWD will sell its direct interests in Ireland, South Africa and Portugal and certain intangible assets to Promedia for an amount to be determined, which will be raised in part from the proceeds of the Promedia Senior Credit Facilities (as defined below) and which, after payment of related fees, expenses and taxes will be distributed by ITTWD to ITT.

     In that connection, you have requested that CSI agree to structure, arrange and syndicate, and that Chase commit to provide to you a portion of approximately $385,000,000 of senior secured credit facilities (such credit facilities, the "Promedia Senior Credit Facilities"), comprised of term loan facilities aggregating $335,000,000 (the "Promedia Term Loan Facilities") and a $50,000,000 revolving credit facility (the "Promedia Revolving Credit Facility"). The Promedia Revolving Credit Facility will be used to finance the continuing operations of the Borrower and its subsidiaries after the Transactions. References to dollar amounts of the Promedia Senior Credit Facilities in this paragraph are to the maximum U.S. dollar equivalent of the respective amounts to be made available by the Lenders thereunder in the relevant local currency. As described in the Promedia Senior Credit Facilities Term Sheet, the actual U.S. dollar equivalents to be made available thereunder may be less than the U.S. dollar equivalents referenced above.

     CSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Promedia Senior Credit Facilities, and Chase is pleased to advise you of (a) its commitment to provide up to $60,000,000 of the Promedia Senior Credit Facilities and (b) its agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by CSI and Chase in consultation with you (together with Chase, the "Lenders"), to provide the balance of the necessary commitments for the Promedia Senior Credit Facilities, in each case, upon the terms and subject to the conditions set forth or referred to in the Statement of Terms and Conditions attached as Exhibit A hereto (the "Promedia Senior Credit Facilities Term Sheet"). It is a condition to Chase's commitment to provide the portion of the Promedia Senior Credit Facilities described above that the remainder of the Promedia Senior Credit Facilities shall be provided by the other Lenders referred to below.

     It is agreed that Chase will act as the sole and exclusive administrative agent in respect of the Promedia Senior Credit Facilities, and that CSI will act as the sole and exclusive advisor and arranger in respect of the Promedia Senior Credit Facilities, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Promedia Senior Credit Facilities Term Sheet and the Fee Letter referred to below) will be paid in connection with the Promedia Senior Credit Facilities unless you and we shall so agree. It is understood that ITT has significant relationships with many financial institutions, that ITT may request that one or more of these financial institutions be given a title or other special status in the Promedia Senior Credit Facilities for relationship reasons, and it is agreed that Chase and CSI will reasonably consider any such request.

     We intend to syndicate the Promedia Senior Credit Facilities to a group of Lenders identified by us in consultation with you, and you agree actively to assist CSI in completing a syndication reasonably satisfactory to it. CSI intends to commence syndication efforts promptly, and you agree actively to assist CSI in completing a syndication reasonably satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from yours and ITT's existing lending relationships, (b) direct contact between senior management and advisors of you and ITT and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more meetings of prospective Lenders.

     CSI will manage all aspects of the syndication in consultation with ITT, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree promptly to and to cause ITT to prepare and provide to CSI and Chase all information with respect to you, ITT and your respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Promedia Senior Credit Facilities. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to Chase or CSI by Promedia, ITT or any of your respective representatives is or will be, when furnished, correct in all material respects and does not or will not contain any untrue statement of a material fact and at the time of delivery to the prospective Lenders of a Confidential Information Memorandum and at closing, taken as a whole, will be complete and will not omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase or CSI by you, ITT or any of your respective representatives have been or will be prepared

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in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Promedia Senior Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.

     As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, you agree to pay, or to cause ITT to pay, to Chase the nonrefundable fees set forth in the Promedia Senior Credit Facilities Term Sheet and in the fee letter dated the date hereof and delivered herewith (the "Fee Letter").


     Chase's commitment hereunder and CSI's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property or financial condition or prospects of ITT and its wholly-owned and non-wholly-owned direct and indirect subsidiaries, taken as a whole, (b) our satisfaction that the credit structure contemplated for the Promedia Senior Credit Facilities and the other contemplated financings by ITT and the Borrower can be achieved without resulting in material adverse tax, regulatory, legal or other consequences not currently known to us, (c) our continued satisfaction that the cash flow of any wholly owned or non-wholly owned subsidiary of the Borrower can be dividended or otherwise distributed (on a ratable basis), directly or indirectly, to the Borrower without restriction for the purposes of satisfying the debt service and other obligations of the Borrower in respect of the Promedia Senior Credit Facilities (it being understood that we have been provided and are satisfied with the organizational documents of the joint ventures located in Portugal, Ireland and South Africa),
(d) our not becoming aware after the date hereof of any information or other matter affecting ITT or its direct or indirect subsidiaries or the transactions contemplated hereby (including matters relating to financial models) which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (e) there not having occurred any material adverse litigation affecting the Transactions or any of the Promedia Senior Credit Facilities that has not been settled, dismissed, vacated or discharged prior to the proposed closing date for the Promedia Senior Credit Facilities to the reasonable satisfaction of Chase and CSI; provided, that litigation or other similar proceedings seeking to challenge the Transactions but which have not had the effect of enjoining any or all of the Transactions shall not prevent the satisfaction of this condition, (f) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the syndication of any of the Promedia Senior Credit Facilities, (g) our satisfaction that prior to and during the syndication of the Promedia Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of ITT or any of its subsidiaries (other than (i) the interim credit facilities for ITT, (ii) the senior credit facilities for ITT Publimedia B.V. ("Publimedia") (iii) either the interim credit facilities for, or the notes to be offered on behalf of, Promedia and Publimedia and (iv) the senior credit facilities for ITT Destinations, Inc. with Chase and/or CSI), (h) the other conditions set forth or referred to in the Promedia Senior Credit Facilities Term Sheet and (i) the negotiation, execution and delivery on or before December 31, 1997 of definitive documentation with respect to the Promedia Senior Credit Facilities reasonably satisfactory to Chase and its counsel. It is understood that Chase and CSI have been advised of the status of the ongoing litigation with Belgacom and Belgacom Directory Services and the employment litigation in Puerto Rico; provided that this understanding is not intended to cover any material adverse changes from the date hereof in the status of any such litigation which prevents the satisfaction of the conditions set forth in this paragraph. Any matters not covered by the provisions hereof and of the Promedia Senior Credit Facilities Term Sheet are subject to the approval and agreement of Chase, CSI and you.


     You agree (a) to indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Promedia Senior Credit Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person,

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apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse Chase, CSI and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Promedia Senior Credit Facilities and any related documentation (including this Commitment Letter). No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Promedia Senior Credit Facilities.

     You acknowledge that Chase and its affiliates (the term "Chase" as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which ITT or the Borrower may have conflicting interests regarding the transactions described herein and otherwise. Chase will not use confidential information obtained from ITT or the Borrower by virtue of the transactions contemplated by this Commitment Letter or its other relationships with ITT or the Borrower in connection with the performance by Chase of services for other companies, and Chase will not furnish any such information to other companies. You also acknowledge that Chase has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to ITT or the Borrower, confidential information obtained from other companies.

     This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Promedia Senior Credit Facilities and set forth the entire understanding of the parties with respect thereto. The reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Promedia Senior Credit Facilities Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to officers, agents and advisors of ITT or the Borrower who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), (c) other than the Fee Letter, in connection with a public filing with the U.S. Securities and Exchange Commission or (d) to representatives of Clayton, Dubilier & Rice, Inc. and their counsel so long as they agree to abide by the confidentiality provisions contained herein.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Promedia Senior Credit Facilities Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on August 22, 1997. Chase's commitment and CSI's agreements herein will expire at such time in the event we have not so received such executed counterparts. In the event that the initial borrowing in respect of the Promedia Senior Credit Facilities does not occur on or before December 31, 1997, then this Commitment Letter and the commitments shall automatically terminate unless each of CSI and Chase shall agree to an extension.

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     We are pleased to have been given the opportunity to assist you in connection with this important financing.

                                          Very truly yours,

                                          CHASE SECURITIES INC.


                                          By  /s/ NANCY G. MISTRETTA


                                            ------------------------------------

                                            Name: Nancy G. Mistretta


                                            Title: Managing Director


                                          THE CHASE MANHATTAN BANK


                                          By  /s/ DEBORAH DAVEY


                                            ------------------------------------

                                            Name: Deborah Davey


                                            Title: Vice President


Accepted and agreed to as of
the date first written above by:

ITT PROMEDIA COMMANDITAIRE VENNOOTSCHAP OP AANDELEN

              Represented by: PROMEDIA BVBA, its Managing Partner


                                  Represented By  /s/ MARC GOEGEBUER


                                             -----------------------------------
                                             Name: Marc Goegebuer
                                             Title: Chief Financial Officer


                                  Represented By  /s/ GEORGES SEGHERS


                                             -----------------------------------
                                             Name: Georges Seghers
                                             Title: General Manager, Sales and
                                                  Marketing

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

                                                                       EXHIBIT A

                            SENIOR CREDIT FACILITIES

              ITT PROMEDIA COMMANDITAIRE VENNOOTSCHAP OP AANDELEN

                       STATEMENT OF TERMS AND CONDITIONS

                         ------------------------------

     The following term sheet (the "Promedia Senior Credit Facilities Term Sheet") sets forth the principal terms and conditions for the Promedia Senior Credit Facilities.

I.  PARTIES

Borrower:                    ITT Promedia Commanditaire Vennootschap op Aandelen
                             ("Promedia").

Guarantors:                  ITT and its wholly-owned direct subsidiaries.

Advisor and Arranger:        Chase Securities Inc. (in such capacity, the
                             "Arranger").

Administrative Agent:        The Chase Manhattan Bank ("Chase" and, in such
                             capacity, the "Administrative Agent").

Lenders: A syndicate of banks and subsidiaries of foreign banks and other financial institutions, including Chase, located in Germany, the Netherlands, Luxembourg and Belgium and selected by the Arranger (collectively, the "Lenders"). Participations to others shall not be permitted to the extent withholding taxes would be imposed as a result.

II.  TYPES AND AMOUNTS OF SENIOR CREDIT FACILITIES

A.  TERM LOAN FACILITIES:    An aggregate amount in Belgian Francs which on the
                             Closing Date will be equal to a maximum of $335,000,000, divided into:

                             6-Year Tranche A Term Loan Facility equal to the Belgian Franc equivalent of a maximum of $210,000,000 (the loans thereunder, the "Tranche A Term Loans")

                             7-year Tranche B Term Loan Facility equal to the Belgian Franc equivalent of a maximum of $65,000,000 (the loans thereunder, the "Tranche B Term Loans")

                             8-Year Tranche C Term Loan Facility equal to the Belgian Franc equivalent of a maximum of $60,000,000 (the loans thereunder, the "Tranche C Term Loans")

                             The Belgian Franc principal amounts of the Term Loan Facilities will be computed based on the exchange rate between Belgian Francs and U.S. Dollars in a manner and on a day to be determined by the Administrative Agent prior to the Closing Date; provided that, notwithstanding the exchange rate on such day, the respective Belgian Franc principal amounts of each Term Loan Facility shall in no event exceed the product of (x) the amount set forth above as the maximum principal amount in U.S. Dollars of such Term Loan Facility and (y) the Belgian Franc/U.S. Dollar exchange rate on August 1, 1997, determined by the Administrative Agent to be 38.294, which shall be(i) in the case of the Tranche A Term Loan Facility, 8.04 billion Belgian Francs, (ii) in the case of the

                             Tranche B Term Loan Facility, 2.49 billion Belgian Francs and (iii) in the case of the Tranche C Term Loan Facility, 2.30 billion Belgian Francs.

                             The allocation among the Term Loan Facilities shall be subject to adjustment by Chase in consultation with ITT to ensure a successful syndication.

Availability:                The loans to be made available under the Term Loan
                             Facilities (the "Term Loans") shall be made in a single drawing on the Closing Date (as defined below).

Term Loan Amortization:      In each year, in the percentage of the respective
                             tranche set forth opposite such year beneath such tranche, as follows:

                              CALENDAR     TRANCHE A      TRANCHE B      TRANCHE C
                                YEAR       PERCENTAGE     PERCENTAGE     PERCENTAGE
                              --------     ----------     ----------     ----------
                              1998             7.5%           1.5%           1.5%
                              1999             7.5%           1.5%           1.5%
                              2000            17.5%           1.5%           1.5%
                              2001            17.5%           1.5%           1.5%
                              2002              25%           1.5%           1.5%
                              2003              25%           1.5%           1.5%
                              2004              --             91%           1.5%
                              2005              --             --           89.5%

Purpose: The proceeds of the Term Loans shall be used by the Borrower to finance an internal group restructuring, as a result of which Promedia will assume a central holding company function.

B.  REVOLVING CREDIT
FACILITY:                    6-Year Revolving Credit Facility in Belgian Francs
                             which on the Closing Date will be equal to $50,000,000.

Availability:                The Revolving Credit Facility shall be available on
                             a revolving basis during the period commencing on the Closing Date and ending on the date which is six years after the Closing Date (the "Revolving
                             Credit Termination Date").

Maturity:                    The Revolving Credit Termination Date.

Purpose: The proceeds of the loans under the Revolving Credit Facility (the "Revolving Credit Loans"; and collectively with the Term Loans, the "Loans") shall be used to finance the working capital needs and general corporate purposes of Promedia and its subsidiaries.

III.  CERTAIN PAYMENT PROVISIONS

Base Interest Rate:          LIBOR for deposits in the London interbank market
                             for Belgian Francs (adjusted for statutory reserve requirements for eurocurrency liabilities on a lender by lender basis as incurred).

Applicable Margins:          Tranche A Term Loans and Revolving Credit Loans

                             Based on the pricing grid attached as Annex I hereto determined by reference to (with appropriate adjustments for minority interests) the ratio of Total Indebtedness of Promedia and its subsidiaries (excluding ITT Publimedia B.V. ("Publimedia") and its subsidiaries) to their EBITDA ("Debt to EBITDA").

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

                             Tranche A Term Loans and Revolving Credit Loans

                             The margins for the Tranche A Term and Revolving Credit Loans will initially be 2.00% and so long as no event of default shall have occurred and is continuing will be subject to adjustment at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.

                             Tranche B and C Term Loans

                             The margin for the Tranche B Term Loans wil l be 2.25% and the margin for the Tranche C Term Loans will be 2.50% and in each case so long as no event of default shall have occurred and is continuing each of the foregoing margins will be subject to adjustment at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.

Commitment Fee:              The commitment fee will initially be .50% based on
                             the unused portion of the Revolving Credit Facility and so long as no event of default shall have occurred and is continuing will be subject to adjustment at the end of the first fiscal quarter which is six months after the Closing Date (and each quarter thereafter) based on Debt to EBITDA at such quarter end as set forth on Annex I.

Collateral:                  Tangible and intangible assets (whether now owned
                             or hereafter acquired) of ITT and its wholly-owned direct subsidiaries and certain tangible and intangible assets of Promedia, including, without limitation:

                             - Stock of Subsidiaries and Joint Ventures (plus
                               the corresponding voting rights), subject to preemptive rights, rights of first refusal and other similar rights

                             - Accounts (including intercompany payables)

                             - Trademarks

                             - Contracts

                             - Licenses

                             The above list shall include only those assets as to which it is commercially reasonable to provide security based on the costs and legal difficulties of obtaining such a security interest in relation to the value of the security to be afforded thereby.

                             The Collateral for the Promedia Senior Credit Facilities shall also secure Promedia's obligations under any interest rate and currency hedging arrangements entered into with any Lender.

                             In certain circumstances sales of the above collateral shall trigger the mandatory prepayments described below.

Mandatory Prepayments:       Unless otherwise set forth below, the following
                             amounts shall be applied to the prepayment of the Term Loan Facilities and the reduction of the Revolving Credit Facilities:

                             (A) 100% of Net After-Tax Cash Proceeds (with appropriate adjustment for minority interests) of
                             (i) Asset Sales (excluding individual

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


                             asset sales below $1,000,000 (subject to a maximum of $5,000,000 during the term of the Promedia Senior Credit Facilities) and certain customary exceptions to be agreed) and (ii) issuances and incurrences of Debt (subject in the case of Debt to certain customary exceptions and other exceptions to be agreed), in each case, by the direct wholly-owned subsidiaries of ITT and their wholly-owned and non-wholly-owned (to the extent permissible under the relevant joint venture or shareholding agreement) subsidiaries (excluding Publimedia and its subsidiaries), subject, in the case of any such issuance or incurrence of Debt by Promedia and its subsidiaries (other than Publimedia and its subsidiaries), to the prepayment of the interim credit facility for Promedia if then outstanding, with such proceeds of any Debt issuance or incurrence or Asset Sale by any direct wholly-owned subsidiaries of ITT (after the prepayment of the interim credit facility for ITT if then outstanding) being applied to the Promedia Senior Credit Facilities. It is understood that an Asset Sale from a joint venture will trigger a Mandatory Prepayment only to the extent that the proceeds thereof are dividended or otherwise distributed and the Borrower agrees to take all steps it is entitled to under the organizational documents governing the relevant joint venture to cause such proceeds (net of taxes and minority interests) to be so dividended or distributed (other than with respect to Portugal prior to the beginning of the year 2000 so long as no Default or Event of Default has occurred);


                             (B) 100% of Net After-Tax Cash Proceeds of (i) Asset Sales (excluding individual asset sales below $1,000,000 (subject to a maximum of $5,000,000 during the term of the Promedia Senior Credit Facilities) and certain customary exceptions to be agreed) and (ii) issuances and incurrences of Debt (subject to certain customary exceptions and other exceptions to be agreed), in each case, by ITT, with such proceeds (after the prepayment of the interim credit facility for ITT if then outstanding) being applied to the Promedia Senior Credit Facilities; and

                             (C) 75% of Excess Cash Flow of Promedia and its subsidiaries (excluding Publimedia and its subsidiaries and Portugal prior to the beginning of the year 2000 so long as no Default or Event of Default has occurred and with appropriate adjustments for taxes and minority interests) with definitions to be agreed; provided that the foregoing percentage shall be reduced to 50% based on the achievement of certain performance targets to be agreed.

                             Mandatory Prepayments applied to the Promedia Senior Credit Facilities shall be applied, first, to Term Loan Facilities and, second, to reduce the Revolving Credit Facilities. Subject to the second immediately succeeding paragraph, applications to Term Loan Facilities shall be ratable as among the Tranche A, B and C Term Loan Facilities and shall be applied, first, to the next installments coming due within 6 months from the date of such prepayment and, second, ratably to the remaining installments thereof.

Optional Prepayments and
  Commitment Reductions:     Loans may be prepaid and commitments may be reduced
                             by Promedia in minimum amounts to be agreed upon.
                             Optional Prepayments applied to the Promedia Senior
                             Credit Facilities shall be applied, first, to Term
                             Loan Facilities and, second, to reduce the Revolving Credit Facilities.

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

                             Subject to the immediately succeeding paragraph, applications to Term Loan Facilities shall be ratable as among the Tranche A, B and C Term Loan Facilities and shall be applied, first, to the next installments coming due within 12 months from the date of such prepayment and, second, ratably to the remaining installments thereof.

                             The lenders under the Tranche B and C Term Loan Facilities may be permitted to decline Optional Prepayments or all or certain of the Mandatory Prepayments, so long as Tranche A Term Loans are outstanding, in which case such prepayments shall be applied to the Tranche A Term Loans.

IV. CONDITIONS, REPRESENTATIONS AND WARRANTIES,
     COVENANTS, DEFAULTS

Initial Conditions:          The initial availability of the Promedia Senior
                             Credit Facilities shall be conditioned upon satisfaction of, among other things, the following initial conditions precedent (the date upon which all such initial conditions precedent shall be satisfied, which must be on or before December 31, 1997, the "Closing Date"):

                             (a) Promedia shall have executed and delivered reasonably satisfactory definitive financing documentation with respect to the Promedia Senior Credit Facilities (the "Credit Documentation").

                             (b) The Lenders, the Administrative Agent and the Arranger shall have received all fees and expenses required to be paid on or before the Closing Date.

                             (c) The Transactions other than the Spin-Offs (including, without limitation, the senior credit facilities for Publimedia (in an aggregate principal amount of approximately $270 million), the interim credit facility for ITT (in an aggregate amount to yield approximately $225 million) and either the interim credit facilities for, or the senior subordinated notes to be offered on behalf of, Promedia (in an aggregate principal amount of approximately $320 million) and Publimedia (in an aggregate principal amount of approximately $175 million)) shall have been consummated, subject to customary settlement terms, contemporaneously with the funding of the Promedia Senior Credit Facilities on the basic terms and in the respective amounts set forth in the Commitment Letter and pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the Arranger.

                             (d) All conditions necessary for the closing of the $5 billion senior secured credit facility for ITT Destinations, Inc. shall have been satisfied or waived.

                             (e) All outstanding indebtedness for borrowed money (other than certain intercompany indebtedness in amounts to be agreed, including intercompany indebtedness of Promedia owing to the Belgian Coordination Center ("BCC") of $150,000,000) of Promedia shall be paid off contemporaneously with the funding of the Promedia Senior Credit Facilities or, with the consent of the Administrative Agent, shall be permitted to remain outstanding on terms and conditions reasonably satisfactory to the Administrative Agent.

                             (f) All material governmental and third party approvals (including the consent of any joint venture partner for the pledge of Promedia's interest in any joint venture) necessary or advisable in connection with the Transactions and the financing contemplated hereby and the continuing operations of Promedia and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Transactions or the financing thereof.


                             (g) Neither the Borrower nor any of its affiliates shall be subject to any litigation or other similar proceedings the effect of which has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, property or financial condition or prospects of the Borrower and its subsidiaries taken as a whole or (b) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder; provided, that litigation or other similar proceedings seeking to challenge the Transactions but which have not had the effect of enjoining any or all of the Transactions shall not prevent the satisfaction of this condition. It is understood that the Lenders have been advised of the status of the ongoing litigation with Belgacom and Belgacom Directory Services and the employment litigation in Puerto Rico; provided that this understanding is not intended to cover any material adverse changes from the date hereof in the status of any such litigation which prevents the satisfaction of the conditions set forth herein.

                             (h) The Lenders shall have received reasonably satisfactory pro forma consolidated statements of income and cash flows of Promedia and summary financial statements of Promedia in a form to be agreed which excludes Publimedia and its subsidiaries for (i) the two most recent fiscal years ended prior to the Closing Date and (ii) for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available and such other financial information as reasonably requested by them.

                             (i) The Lenders shall have received a reasonably satisfactory pro forma consolidated balance sheet of Promedia and a summary balance sheet in a form to be agreed which excludes Publimedia and its subsidiaries, in each case, as of the date of the latest statements of income and cash flows delivered pursuant to paragraph (h) above adjusted to give effect to the consummation of the Transactions and the financings contemplated hereby as if the Transactions and such financings had occurred on such date.


                             (j) The Lenders shall have received a reasonably satisfactory business plan and a reasonably satisfactory written analysis of the business and prospects of Promedia and its subsidiaries (not including Publimedia and its subsidiaries) for the period from the Closing Date through the final maturity of the Term Loans.


                             (k) The Administrative Agent shall have received and be reasonably satisfied with the tax sharing agreement among ITT Information Services, Inc., ITT Destinations, Inc. and ITT Educational Services, Inc.

                             (l) The Administrative Agent shall be reasonably satisfied that there are no liens on any of the assets of Promedia or its subsidiaries except for liens permitted by the Credit Documentation or liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Administrative Agent.


                             (m) The Lenders shall have received a reasonably satisfactory solvency opinion from an independent valuation firm reasonably satisfactory to the Administrative Agent which shall document the solvency of Promedia and its subsidiaries on a consolidated basis (excluding Publimedia and its subsidiaries) after giving effect to the transactions contemplated hereby.



                             (n) All documents and instruments required to perfect the Administrative Agent's security interest in the collateral under the Promedia Senior Credit Facilities shall have been executed and be in proper form for filing.



                             (o) Promedia and its affiliates and subsidiaries
                             (i) shall not be in breach or violation of any of its obligations under the documentation relating to the Transactions or the financing thereof and (ii) shall not be subject to material contractual or other restrictions that would be violated by the Transactions.



                             (p) The Lenders shall have received such legal opinions (including opinions (i) from counsel to Promedia and its subsidiaries and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request.



Ongoing Conditions:          The making of each extension of credit shall be
                             conditioned upon (a) the accuracy of all representations and warranties in the Credit
                             Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, property or financial condition or prospects of Promedia and its subsidiaries
                             (excluding Publimedia and its subsidiaries) taken as a whole, or (b) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.



Representations and
  Warranties:                The Credit Documentation shall contain
                             representations and warranties customary for financings of this type, including the following:



                             Financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no contractual, legal or tax restrictions on the distribution by subsidiaries and joint venture companies of their earnings (other than the restrictions with respect to retained earnings and net income from Portugal to the extent attributable to periods prior to January 1, 1997, which are projected to apply until the beginning of 2000) other than those which have been previously disclosed and are satisfactory to the Administrative Agent; taxes; Federal Reserve regulations; Investment Company Act; subsidiaries; labor matters; environmental matters; solvency; accuracy of disclosure; creation, perfection and priority of security interests; and status of Promedia Senior Credit Facilities as senior debt.



Financial Covenants:         The financial covenants will be calculated on a
                             consolidated basis for Promedia and its
                             subsidiaries (excluding Publimedia and its subsidiaries) and will include Debt to EBITDA and Interest Coverage Ratio, with definitions and levels to be agreed.



Affirmative Covenants:       Customary, including the following:



                             Delivery of annual audited U.S. GAAP (within 90 days of year-end) and unaudited quarterly (within 45 days of quarter-end) and monthly financial statements (in each case, on a consolidated basis and in a summary format to be agreed which excludes Publimedia and its subsidiaries), reports, accountants' letters, annual budget, officers' certificates and other information reasonably requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; further assurances (including, without limitation, with respect to security interests in after-acquired property); agreement to obtain within a time period and in amount to be agreed interest rate protection on terms and conditions reasonably satisfactory to the Administrative Agent; and agreement to obtain foreign exchange protection in connection with the senior subordinated notes to be offered by Promedia at the times and on terms and conditions reasonably satisfactory to the Administrative Agent.



Negative Covenants:          Customary, including the following:



                             Restrictions (with exceptions to be agreed) on: indebtedness and guarantees; liens; acquisitions; mergers, consolidations, liquidations and dissolutions; sales and dispositions of assets; capital expenditures; leases; investments, loans and advances (other than certain permitted intercompany debt, any notes evidencing which are pledged in favor of the Administrative Agent for the benefit of the Lenders); optional prepayments and modifications of subordinated and other debt instruments; amendments to charter and by-laws; transaction with affiliates; sale-leaseback transactions; changes in fiscal year; negative pledge clauses; clauses restricting subsidiary and joint venture distributions; changes in lines of business; and ability to create new subsidiaries or joint ventures.



                             Restricted payments covenant limiting dividends, distributions and loans by Promedia and its subsidiaries (including BCC and Publimedia and its subsidiaries) to ITT and its wholly-owned direct subsidiaries, except (i) for certain intercompany transfers by BCC to ITT in amounts to be agreed, including the proceeds received by Promedia and contributed to BCC from the sale of Gouden Gids to Publimedia and proceeds from the repayment of existing loans to affiliates contemporaneous with the Closing Date and (ii) to cover corporate overhead of ITT and its wholly-owned direct subsidiaries (which shall first be covered by the cash flow at ITT or any wholly-owned direct subsidiary of ITT) and, so long as no default or event of default has occurred and is continuing, (iii) for payments to ITT beginning in the sixth year after the Closing Date to fund interest payments on the interim credit facility for ITT or any notes offered by ITT to replace such interim credit facility if either remain outstanding at such time.

Portugal Cash Flow:          The cash flow of Portugal attributable to periods
                             prior to the beginning of the year 2000 shall, to the extent not necessary for maintaining the business of Portugal or for servicing the indebtedness under the Promedia Senior Credit
                             Facilities (including upon the occurrence of an Event of Default) be invested in cash equivalents and reserved for distribution to Promedia by the beginning of the year 2000, after which time the Portugal joint venture shall be treated as the other joint ventures of Promedia for purposes of its cash flow.

Events of Default:           Customary, including the following:

                             Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; material judgments; actual or asserted invalidity of any guarantee or security document, subordination provisions or security interest; a change of control (including of ITT), with a definition to be agreed upon; and, if contained in the interim credit facility for ITT, a change in the passive holding company status of ITT.

Voting:                      Customary, including the following:

                             Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the Term Loans, Revolving Credit Loans and unused commitments under the Promedia Senior Credit Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender's commitment, (b) the consent of 80% of the Lenders shall be required with respect to releases of significant Guarantors or all or substantially all of the collateral and (c) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages. In addition, Tranche voting requirements shall apply to certain modifications affecting prepayment of the Term Loan Facilities.

Assignments and
  Participations:            The Lenders shall be permitted to assign and sell
                             participations in their Loans and commitments, subject, in the case of assignments (other than to another Lender or to an affiliate of a Lender), to the consent of the Administrative Agent and Promedia (which consent in each case shall not be unreasonably withheld). In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be an amount to be determined unless otherwise agreed by Promedia and the Administrative Agent. Participants shall have the same (but not greater) benefits as the Lender from which it purchased its participation with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:            The Credit Documentation shall contain customary
                             provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes on a lender by lender basis as incurred and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, any prepayment of a Loan on a day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:             Promedia shall pay (a) all reasonable out-of-pocket
                             expenses of the Administrative Agent and the Arranger associated with the syndication of the Promedia Senior Credit Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel to the Administrative Agent and the Arranger) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including documentary taxes and the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit
                             Documentation.

Governing Law:               New York.

Submission to Jurisdiction:  New York, London and Brussels.

Belgian Counsel to Chase:    Loeff, Claeys, Verbeke.

                                                                         ANNEX I

                                  PRICING GRID

            DEBT TO               TRANCHE A AND REVOLVING                                         COMMITMENT
          EBITDA RATIO                 CREDIT MARGIN        TRANCHE B MARGIN   TRANCHE C MARGIN    FEE RATE
--------------------------------  -----------------------   ----------------   ----------------   ----------
 2/35.5 to 1.0..................           2.00%                   2.25%              2.50%            .50%
%5.5 to 1.0 and
 2/34.5 to 1.0..................           1.75%                   2.25%              2.50%           .375%
%4.5 to 1.0 and
 2/33.5 to 1.0..................           1.50%                   2.00%              2.25%           .375%
%3.5 to 1.0 and
 2/33.0 to 1.0..................           1.25%                   1.75%              2.00%            .25%
%3.0 to 1.0.....................           1.00%                   1.50%              1.75%            .25%